Exhibit 99.1

Update on Mali Terrorist Attack

Vancouver, November 20, 2015 – B2Gold Corp. (TSX: BTO, NYSE MKT:BTG, NSX:B2G) ("B2Gold" or the "Company")  reports that a terrorist group took hostages at the Radisson Blu Hotel in Bamako on the morning of 20 November. B2Gold Corp. confirms that two employees were staying at the hotel at time of the incident.   Both employees were safely extracted by anti-terrorist soldiers between 15:30 and 17:00 local Bamako time and are safe. The safety and well-being of our employees are our first priority at B2Gold. The Company will be providing updates through our website (www.b2gold.com) as more information becomes available.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean                                                                                                               Shaun Johnson
Vice President, Investor Relations                                                        Investor Relations Associate
604-681-8371                                                                                                                604-681-8371

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks identified in B2Gold's filings with Canadian 2 securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. B2Gold disclaims any obligation to update forward-looking statements, whether as a result of new information, events or otherwise, except as required by law.